UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NITROMED, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

654798503

(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 654798503	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,783,017 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,783,017 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,017 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87% (1)
14	TYPE OF REPORTING PERSON PN

(1)  Based on 46,076,551 outstanding shares of Common Stock of the Company as of December 11, 2008, as reported in the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 15, 2008.

SCHEDULE 13D
CUSIP No. 654798503	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,783,017 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,783,017 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,017 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87% (2)
14	TYPE OF REPORTING PERSON PN

(2)   See footnote 1 above

SCHEDULE 13D
CUSIP No. 654798503	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,281,497 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,281,497 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,497 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12% (3)
14	TYPE OF REPORTING PERSON PN

(3)  See footnote 1 above.

SCHEDULE 13D
CUSIP No. 654798503	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,281,497 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,281,497 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,497 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12% (4)
14	TYPE OF REPORTING PERSON* CO

(4) See footnote 1 above.

SCHEDULE 13D
CUSIP No. 654798503	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,064,514 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,064,514 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,064,514 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.99% (5)
14	TYPE OF REPORTING PERSON* IN

(5)  See footnote 1 above.

CUSIP No. 654798503	Page 7 of 9 Pages

The Schedule 13D filed on September 23, 2008, as amended by Amendment No.1 to Schedule 13D filed on December 4, 2008, as amended by Amendment No. 2 to Schedule 13D filed on December 17, 2008, as amended by Amendment No. 3 to Schedule 13D filed on December 24, 2008 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations LP”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (v) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations LP, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), with respect to the securities of Nitromed, Inc. (the “Company”) is hereby amended by this Amendment No. 4.  Only those items hereby reported in this Amendment No. 4 are amended and all other items remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended as follows:

On January 9, 2009, Deerfield Management, on behalf of the Reporting Persons, sent a letter to the Company. A copy of this letter is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 99.5    Letter dated January 9, 2009 from Deerfield Management to the Company.

CUSIP No. 654798503	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2009

DEERFIELD CAPITAL, L.P. By: J.E. Flynn Capital LLC, General Partner By: /s/ Darren Levine Name: Darren Levine Title: Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P. By: Deerfield Capital, L.P. By: J.E. Flynn Capital LLC, General Partner By: /s/ Darren Levine Name: Darren Levine Title: Authorized Signatory

DEERFIELD MANAGEMENT COMPANY, L.P. By: Flynn Management LLC, General Partner By: /s/ Darren Levine Name: Darren Levine Title: Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:  Deerfield Management Company, L.P.

By:  Flynn Management LLC, General Partner

By:     /s/ Darren Levine
     Name:  Darren Levine
     Title:  Authorized Signatory

CUSIP No. 654798503	Page 9 of 9 Pages

JAMES E. FLYNN /s/ Darren Levine Darren Levine, Attorney-in-Fact